[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 25, 2021

Raymond Be

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	XAI Octagon Floating Rate & Alternative Income Term Trust
(File Nos. 333-251542 and 811-23247)

Dear Mr. Be:

Thank you for your telephonic comments regarding the registration statement on Form N-2 (the “Registration Statement”) filed by XAI Octagon Floating Rate & Alternative Income Term Trust (the “Trust”) on December 18, 2020. We have considered your comments to the Registration Statement and, on behalf of the Trust, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Trust intends to file on or about January 29, 2021 and will be marked to show all changes made since the filing of the Registration Statement.

Comment 1:	Under the heading “Description of Subscription Rights” in the Prospectus, please explain the limitations applicable to offerings of common shares at a price below net asset value pursuant to the Investment Company Act, including pursuant to Section 23(b) of the Investment Company Act.

Response 1:	The Trust will add the requested disclosure as set forth below. The Trust also notes that under the heading “Description of Capital Structure—Issuance of Additional Common Shares” the Trust includes disclosure regarding the limitations on offerings below net asset value, the Trust will revise this disclosure as set forth below to discuss rights offerings and include a cross reference to “Description of Subscription Rights” in this Section and a cross reference to “Description of Capital Structure—Issuance of Additional Common Shares” under the heading “Description of Subscription Rights.”

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Description of Subscription Rights.

The Trust generally may not issue and sell Common Shares at a public offering price (less underwriting commissions and discounts) less than the net asset value of the Trust’s Common Shares (calculated within 48 hours of the pricing of such offering). However, pursuant to Section 23(b) of the 1940 Act, the Trust may issue and sell Common Shares at a public offering price less than the net asset value of the Trust’s Common Shares in connection with the issuance of subscription rights to holders of Common Shares to purchase additional Common Shares. See “Description of Capital Structure.”

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Description of Capital Structure—Issuance of Additional Common Shares. The provisions of the 1940 Act, including Section 23(b) of the 1940 Act, generally require that the public offering price (less underwriting commissions and discounts) of common shares sold by a closed-end investment company must equal or exceed the net asset value of such company’s common shares (calculated within 48 hours of the pricing of such offering), ~~unless such sale is made~~ except, in pertinent part, (i) with the consent of a majority of its common shareholders; or (ii) in connection with an offering to the holders of one or more classes of its capital stock.

The Trust may, from time to time, seek the consent of Common Shareholders to permit the issuance and sale by the Trust of Common Shares at a price below the Trust’s then-current net asset value, subject to certain conditions. If such consent is obtained, the Trust may, contemporaneous with and in no event more than one year following the receipt of such consent, sell Common Shares at price below net asset value in accordance with any conditions adopted in connection with the giving of such consent. Additional information regarding any consent of Common Shareholders obtained by the Trust and the applicable conditions imposed on the issuance and sale by the Trust of Common Shares at a price below net asset value will be disclosed in the Prospectus Supplement relating to any such offering of Common Shares at a price below net asset value. Until such consent of Common Shareholders, if any, is obtained, the Trust may not sell Common Shares at a price below net asset value. Because the Trust’s advisory fee is based upon average Managed Assets, the Adviser’s interest in recommending the issuance and sale of Common Shares at a price below net asset value may conflict with the interests of the Trust and its Common Shareholders.

The Trust may also issue and sell Common Shares at a price below the Trust’s then-current net asset value in connection with an offering to the holders of its Common Shares pursuant to the issuance of subscription rights. See “Description of Subscription Rights.”

Comment 2:	Under the heading “Plan of Distribution” in the Prospectus, the first paragraph uses the capitalized term “Plan” but such term is not defined. Please revise or define this term.

Response 2:	The Trust will replace the defined term with a reference to the Trust’s dividend reinvestment plan.

Comment 3:	Under the heading “Management of the Trust—The Adviser” in the Statement of Additional Information, please revise the fee chart and corresponding footnote to clarify the duration of the fee waiver.

Response 3:	The Trust will revise the footnote and chart to clarify that the Adviser had contractually agreed, through September 27, 2019, to waive fees or reimburse expenses and that such waiver is no longer in effect.

Comment 4:	Under Item 30 of Part C, include the undertaking required by Rule 484(b)(3).

Response 4:	The Trust will add the required undertaking.

Comment 5:	Under Item 34 of Part C, include the undertaking required by 3(a) of Item 34.

Response 5:	The Trust will add the required undertaking.

Comment 6:	Note (5) to the Fee Table included in the annual report to shareholders for the fiscal year ended September 30, 2020, as filed on Form N-CSR (the “Annual Report”), states that the “Trust has retained the Adviser to provide investor support services and secondary market support services in connection with the ongoing operation of the Trust.” Please supplementally describe the secondary market services provided by the Adviser.

Response 6:	Pursuant to an Investor Services and Secondary Market Support Services Agreement between the Trust and the Adviser, which is incorporated by reference as Exhibit (k)(iv) to the Registration Statement, and is described in further detail under “Management of the Trust—Investor Support Services and Secondary Market Support Services” in the Annual Report, such services include responding to questions about the Trust from financial intermediaries; assisting in drafting and editing mailings to financial intermediaries; distributing mailings to financial intermediaries; scheduling, organizing and preparing conference calls, meetings and other communications with financial intermediaries; communicating with the NYSE specialist for the Trust’s common shares, and with the closed-end fund analyst community regarding the Trust on a periodic basis; assisting in producing communications targeted to current Trust shareholders and the investment community generally (excluding marketing materials targeted to prospective investors or prepared for use in an offering of the Trust’s common shares); assisting in the formatting, development and maintenance of the Trust’s website; and assisting with administrative matters (including in connection with the preparation of press releases, shareholder reports and regulatory filings) with respect to the Trust.

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Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

cc:	Benjamin D. McCulloch, Secretary of the Trust